SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 2) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:


          ILAN K. REICH, ESQ.                         ROBERT P. ZINN, ESQ.
          STEVEN WOLOSKY, ESQ.                     LEONARD S. FERLEGER, ESQ.
 OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP           KIRKPATRICK & LOCKHART LLP
           505 PARK AVENUE                           1500 OLIVER BUILDING
        NEW YORK, NEW YORK 10022                 PITTSBURGH, PENNSYLVANIA 15222
       TELEPHONE: (212) 753-7200                   TELEPHONE: (412) 355-6332


                         -------------------------------

CUSIP NO. 268039 10 4                                                PAGE 1 OF 2
                                      14D-1


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WHX Corporation (E.I.N.: 13-3768097)
----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
----------------------------------------------------------------
3.       SEC USE ONLY
----------------------------------------------------------------
4.       SOURCE OF FUNDS
                  WC
----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                          [ ]
----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  586,000 Common Shares
----------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (7) EXCLUDES CERTAIN SHARES
                                                                          [ ]
----------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (7)
                  4.9%
----------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  HC and CO
----------------------------------------------------------------



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



CUSIP NO. 268039 10 4                                                PAGE 2 OF 2
                                      14D-1


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           HN ACQUISITION CORP. (E.I.N.: 13-3940215)
----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
----------------------------------------------------------------
3.       SEC USE ONLY
----------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                       [ ]
----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
----------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  586,000 Common Shares
----------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                          [ ]
----------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                  4.9%
----------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------

         This Statement  amends and  supplements  the Tender Offer  Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on December 16, 1997, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $30 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.


ITEM 10.   ADDITIONAL INFORMATION
         Items 10(c) & (f) are hereby amended and supplemented by reference to the Press Release issued by WHX Corporation on January 6, 1998, filed herewith as Exhibit (a)(9).

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.
         Item 11 is hereby amended to add the following Exhibit (a)(9).

         (a)(9) Text of Press Release issued by WHX Corporation on January 6, 1998.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1998
                                 WHX CORPORATION


                                 By:  /s/ Stewart E. Tabin
                                     ---------------------------
                                     Name:   Stewart E. Tabin
                                     Title:  Assistant Treasurer



                                 HN ACQUISITION CORP.


                                 By:  /s/ Stewart E. Tabin
                                     ---------------------------
                                      Name:  Stewart E. Tabin
                                      Title: Vice President

                                  EXHIBIT INDEX

     (a)(9)      Text of Press Release  issued by WHX  Corporation on January 6,
                 1998.